

Mail Stop 4720

September 17, 2015

Via E-mail
Michael Doyle
Chief Executive Officer
Surgery Partners, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

> **Re: Surgery Partners, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 14, 2015**
> **File No. 333-206439**

Dear Mr. Doyle:

We have reviewed amendment no. 1 to your registration statement and your response letter filed on September 14, 2015 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Risk Factors, page 21

1. We note that your amended and restated certificate of incorporation includes an exclusive forum provision as Article IX naming the Court of Chancery for the State of Delaware as the exclusive forum for the actions described in the Article. Under an appropriately titled risk factor, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

You may contact Vanessa Robertson at (202) 551-3649 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director

cc: <u>Via E-mail</u>
Carl Marcellino, Esq.
Ropes & Gray LLP